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12060672

BB 3/11 *

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-48403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

PERRIN HOLDEN and DAVENPORT CAPITAL CORP

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Hanover Square, Suite 500, New York, NY 10004
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Hoffman 212-566-5100
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Hagan & Burns CPAs PC
(Name - if individual, state last. first. middle name)

120 Broadway, Suite 940	**New York**	**NY**	**10271**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

KW 4/13

OATH OR AFFIRMATION

I, Peter Hoffman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perrin, Holden Davenport Capital Corp. as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

PATRICIA A. NELSON
Notary Public, State of New York
No. 24-4798557
Qualified in Kings County
Commission Expires Sept. 30, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** * For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*


HAGAN & BURNS
CPA's, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Perrin, Holden & Davenport Capital Corp.

We have audited the accompanying statement of financial condition of Perrin, Holden & Davenport Capital Corp. as of December 31, 2011, and the related statements of operations, changes in stockholders' deficit, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perrin, Holden & Davenport Capital Corp. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on pages 15-16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Hagan & Burns CPA's Pc

Hagan & Burns CPA's P.C.

New York, New York
February 27, 2012

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

Assets	
Cash and cash equivalents	$ 57,702
Receivable from clearing brokers	142,511
Deposit with clearing brokers	110,000
Property and equipment - net of accumulated depreciation and amortization of $367,872	20,478
Other assets	136,952
Total Assets	$ 467,643
Liabilities And Stockholders' Deficit	
Liabilities	
Accrued expenses and other liabilities	$ 170,994
Loans from shareholders	43,430
Liabilities subordinated to claims of general creditors	452,574
Total Liabilities	666,998
Commitments And Contingencies	
Stockholders' Deficit	
Common stock, $0.01 par value, 20,000 shares Authorized, 110.848 shares issued and outstanding	1
Additional paid in capital	190,335
Accumulated deficit	(389,691)
Total Stockholders' Deficit	(199,355)
Total Liabilities And Stockholders' Deficit	$ 467,643

The accompanying notes are an integral part of these financial statements.

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

Revenue	
Commissions	$ 2,969,182
Fees, rebates and other	421,319
Investment banking	170,946
Interest and dividends	44,226
Other Income	75,822
Total Revenue	3,681,495
Expenses	
Compensation and related expenses	2,649,567
Interest expense	6,486
Clearance fees	186,971
Occupancy	155,587
Data and communications	120,049
Regulatory fees	28,781
Professional and consulting fees	88,357
Depreciation and amortization	13,583
Other expenses	440,721
Total Expenses	3,690,102
Loss Before Provision For Income Taxes	(8,607)
Provision For Income Taxes	5,147
Net Loss	$ (13,754)

The accompanying notes are an integral part of these financial statements.

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
YEAR ENDED DECEMBER 31, 2011

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Stockholders' Deficit December 31, 2010	$ 1	$190,335	$ (375,937)	$ (185,601)
Net Loss			(13,754)	(13,754)
Stockholders' Deficit December 31, 2011	$ 1	$190,335	$ (389,691)	$ (199,355)

The accompanying notes are an integral part of these financial statements.

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2011

Subordinated Liabilities – January 1, 2011	$ 455,575
Increases:	
Issuance of subordinated liabilities	-0-
Decreases:	
Payment of subordinated liabilities	(3,000)
Subordinated Liabilities – December 31, 2011	$ 452,575

The accompanying notes are an integral part of these financial statements.

Cash Flows Used In Operating Activities:	
Net Loss	$ (13,754)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	13,583
Changes in operating assets and liabilities	
Decrease in receivable from clearing broker	206,403
Increase in clearing deposit	(10,000)
Increase in other assets	(53,076)
Decrease in accrued expenses and liability	(125,795)
Decrease in deferred rent	(97,267)
Net Cash Used In Operating Activities	(79,906)
Cash Flow Used In Financial Activities	
Payments of Subordinated Liabilities	(3,000)
Net Decrease In Cash And Cash Equivalents	(82,906)
Cash And Cash Equivalents, Beginning (as restated)	140,608
Cash And Cash Equivalents, Ending	$ 57,702
Supplemental Disclosures of Cash Flow Information:	
Cash paid for income taxes	$ 2,384
Cash paid for interest	$ 17,380

The accompanying notes are an integral part of these financial statements.

NOTE 1 -- Organization

Perrin, Holden & Davenport Capital Corp. (the "Company") was incorporated under the laws of the state of New York on February 7, 1995. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged primarily in brokerage, investment advisory services, investment banking, and hence is registered under the rules of the Securities and Exchange Act of 1934. The Company commenced operations on May 1, 1996.

The Company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2)(ii).

NOTE 2 – Summary Of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

Commission income and securities related revenue are recorded in the financial statements on a settlement-date basis; however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts. Investment banking, interest and dividends, and other income are recorded as earned on an accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments, such as money market investments. The Company's management considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost and depreciation is computed using the straight-line method over the estimated life of the assets, generally three to seven years. Leasehold improvements are amortized over the term of the respective lease or the estimated useful lives of the improvements, whichever is shorter.

NOTE 3 -- Receivables From Clearing Brokers/ Deposits With Clearing Brokers

The receivables from clearing brokers represent net cash held by two clearing brokers for commissions generated in the year ended December 31, 2011. As required by the clearing agreements, the Company maintains deposits with the clearing brokers of $110,000.

NOTE 4 -- Property And Equipment

Property and equipment at December 31, 2011 are comprised of the following:

Furniture and fixtures	$ 172,353
Machinery and equipment	201,320
Leasehold improvement	14,677
	388,350
Less: accumulated depreciation and amortization	(367,872)
Property and equipment, net	$ 20,478

NOTE 5 -- Commitments And Contingencies

Lease obligation

At December 31, 2011, the Company is obligated under a lease for office and a lease for storage space, which expire on March 13, 2018. The leases provide for minimum monthly rental payments and for escalation charges for operating expenses over base year amounts.

Approximate future minimum annual rental payments under the leases are estimated as follows:

Year Ending December 31	
2012	$ 289,678
2013	289,724
2014	289,771
2015	289,819
2016	289,869
2017 and thereafter	327,403
	$ 1,776,264

Rent expense for the year ended December 31, 2011 approximated $252,852, however due to a reversal of a deferred rent liability related to the execution of a new office lease in 2011, occupancy expense as presented on the statement of operations was reduced by $97,265.

NOTE 5 -- Commitments And Contingencies (continued)

Litigation

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of December 31, 2011, the Company was not involved in any significant regulatory issues or litigation. Further, the Company has an "error and omission" policy providing coverage.

Letter of credit

The Company maintains a collateralized cash account with a financial institution of which $35,000 is held as security for a letter of credit issued in favor of the landlord relating to its operating lease, which is included in other assets in the statement of financial condition.

NOTE 6 -- Liabilities Subordinated To Claims Of General Creditors

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under SEC Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid without first receiving permission from FINRA. Interest expense on these subordinated borrowing amounted to $4,106 during the year ended December 31, 2011. All subordinated borrowings are equity loans as they are from shareholders.

Borrowings under subordinated agreements expire are as follows:

Expiration Date	Date Interest Rate	Principal Amount
12/31/2020	1%	$ 407,575
12/31/2020	0%	45,000
		$ 452,575

NOTE 7 -- Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2011, the Company had net capital of $95,790, which was $81,495 in excess of the amount required. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was 2.23 to 1.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation pursuant to an agreement between the Company and the clearing broker, which requires, among other things, that the clearing broker perform a computation for PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

NOTE 8 -- Income Taxes

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of operations.

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on its merits. The Company has not recognized in these financial statements any interest or penalties related to income taxes. There are currently no income tax returns under audit.

As of December 31, 2011, the Company had a Federal net operating loss carryforward of approximately $74,000 that will begin to expire in 2029. Further, as of December 31, 2011, the Company had a New York Liberty Zone Business Employee Credit of $107,385 available to offset future Federal tax liabilities. This credit does not expire. A 100% valuation allowance was provided against any tax benefit that may be derived from these carryforward credits.

NOTE 9 -- Off Balance Sheet Risk And Concentration Of Credit Risk

The Company conducts business with its clearing brokers on an agency basis on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

The Company's cash and securities that are held in accounts at its clearing broker are subject to the credit risk of the clearing broker. The Company also maintains its cash in bank accounts in amounts that, at times, may exceed the federally insured limit, which was $250,000 at December 31, 2011.

NOTE 10 – Loans From Shareholders

Loans were made to the Corporation by its three major shareholders (principals) of the Company. The loans bear no interest and are payable on demand.

NOTE 11 – Restatement

Cash and Cash Equivalent was reduced by $35,000 and Other Assets was increased by $35,000 on the Statement of Cash Flows as of December 31, 2010 to reflect a cash account that was secured by a letter of credit. This restatement has no effect on the current year profit or loss of the Company.

NOTE 12 – Subsequent Events

Management has evaluated all subsequent events through February 27, 2012, the date these financial statements were available to be issued. Management did not identify any material subsequent event requiring adjustment to or disclosure in its financial statements.

Supplementary Information

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Net Capital	
Total stockholders' deficit	$ (199,355)
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	452,575
Total capital and allowable subordinated liabilities	253,220
Deductions and/or charges	
Non-allowable assets	(157,430)
Net capital before haircuts on securities positions	95,790
Haircuts on securities positions	-0-
Net Capital	$ 95,790
Aggregate Indebtedness	$ 214,424
Percentage aggregate indebtedness to net capital	223.85%
Minimum net capital required	$ 14,295
Excess of net capital over minimum requirement	$ 81,495

Reconciliation with Company's computation (included in Part II of Form X-17A-5 at December 31, 2011)

Net Capital, as reported in Company's Part II (unaudited)	$ 192,858
Decrease in allowable assets	(44,408)
Increase in accounts payable and accrued expenses	(52,660)
Net Capital, as computed	$ 95,790

See independent auditors' report.

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2011.

See independent auditors' report.

HAGAN & BURNS
CPA'S, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors
Perrin, Holden & Davenport Capital Corp.

In planning and performing our audit of the financial statements of Perrin, Holden & Davenport Capital Corp. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Hagan & Burns CPA's PC

Hagan & Burns CPA's, P.C.

New York, New York
February 27, 2012

HAGAN & BURNS
CPA's, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Perrin, Holden & Davenport Capital Corp.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Perrin, Holden & Davenport Capital Corp. (the "Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the cash disbursement record and cancelled check or facsimile of such returned by the bank, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including the Company's trial balance and Form X-17 A-5 Part IIA reports, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including the Company's trial balance and Form X-17 A-5 Part IIA reports, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hagan & Burns CPA's PC

Hagan & Burns CPA's, P.C.

New York, New York
February 27, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048403 FINRA DEC
PERRIN HOLDEN AND DAVENPORT CAPITAL CORP 6*6
PHD CAPITAL
ATTN: PETER HOFFMAN
5 HANOVER SQ ~~FRNT 2~~ Suite 500
NEW YORK NY 10004-2614
212-269-3500 ext 225

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 8,597

B. Less payment made with SIPC-6 filed (exclude interest) (5,178)

7/27/2011
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 3,419

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 3419

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,419

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PHD CAPITAL
(Name of Corporation, Partnership or other organization)

PETER Hoffman
(Authorized Signature)

Pres
(Title)

Dated the 27 day of FEBRUARY, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,681,495

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 205,970

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 18,640

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 17,985

Enter the greater of line (i) or (ii) 17985

Total deductions 242,595

2d. SIPC Net Operating Revenues $ 3,438,900

2e. General Assessment @ .0025 $ 8,597

(to page 1, line 2.A.)

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2011

HAGAN & BURNS
CERTIFIED PUBLIC ACCOUNTANTS

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2011

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
INDEX
DECEMBER 31, 2011